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**FILE NO. 82-34777**

November 8, 2007

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
NOV 2 3 2007
THOMSON
FINANCIAL

**West Japan Railway Company**
**Rule 12g3-2(b) Exemption Application**

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, as legal counsels to West Japan Railway Company (the "Company") with respect to its international offering of common stock, enclose herewith English translation of the documents which contents were announced by the Company:

- Notice of Acquisition by the Company of its Own Shares (dated October 30, 2007) and
- Flash Report (Consolidated and Non-Consolidated Basis) Results for the six months ended September 30, 2007 (dated October 30, 2007).

Yours truly,

Kunio Aoki

Encls.
cc: West Japan Railway Company
Sullivan & Cromwell, Tokyo (w/o documents)

Baker & McKenzie GJBJ Tokyo Aoyama Aoki Koma Law Office (Gaikokuho Joint Enterprise) is a member of Baker & McKenzie International, a Swiss Verein.

(Translation)

October 30, 2007

Dear Sirs,


| | |
|---|---|
| Name of the company: | West Japan Railway Company |
| Representative: | Masao Yamazaki<br>President and Representative Director |
| Code No.: | No. 9021<br>Tokyo Stock Exchange,<br>Osaka Securities Exchange,<br>Nagoya Stock Exchange and<br>Fukuoka Stock Exchange |
| Further inquiries: | Michio Utsunomiya<br>General Manager of Corporate Communications Department<br>(Tel.: 06-6375-8889) |


## Notice of Acquisition by the Company of its Own Shares

(Acquisition by the Company of its own shares in accordance with its Articles of Incorporation pursuant to Article 165, paragraph 2 of the Corporation Law of Japan)

Notice is hereby given that West Japan Railway Company (the "Company"), at the meeting of its Board of Directors held on October 30, 2007, determined to acquire its own shares in accordance with Article 156 of the Corporation Law of Japan, applicable pursuant to Article 165, paragraph 3 of the said Law, as described below:

Description

1. Reason for the acquisition by the Company of its own shares:

   To allow management to carry out capital policies with agility in response to business conditions

2. Content of the acquisition:

   (1) Class of shares to be acquired: Shares of common stock of the Company

   (2) Total number of shares to be acquired: (Not exceeding) 20,000 shares (Ratio thereof to the total number of issued shares: 1.00%)

(3) Aggregate acquisition prices of shares: (Not exceeding) ¥10,000,000,000

(4) Acquisition period: October 31, 2007 through December 28, 2007

- END -

October 30, 2007

Last posted on October 30, 2007

# West Japan Railway Company

# Flash Report (Consolidated and Non-Consolidated Basis)

## Results for the six months ended September 30, 2007

### Forward-Looking Statements

This release contains forward-looking statements that are based on JR-West's current expectations, assumptions, estimates and projections about its business, industry, and capital markets around the world.

These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may" "will" "expect" "anticipate" "plan" or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of JR-West's financial condition, or state other forward-looking information.

Known or unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statements. JR-West cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. JR-West's actual results could be materially different from and worse than expectations.

Important risks and factors that could cause actual results to be materially different from expectations include, but are not limited to:

- expenses, liability, loss of revenue or adverse publicity associated with property or casualty losses;
- economic downturn, deflation and population decreases;
- adverse changes in laws, regulations and government policies in Japan;
- service improvements, price reductions and other strategies undertaken by competitors such as passenger railway and airlines companies;
- earthquake and other natural disaster risks; and
- failure of computer telecommunications systems disrupting railway or other operations

All forward-looking statements in this release are made as of October 30, 2007 based on information available to JR-West as of the date October 30, 2007 and JR-West does not undertake to update or revise any of its forward-looking statements or reflect future events or circumstances.

## FLASH REPORT

Company name: **West Japan Railway Company**

Stock listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya and Fukuoka Stock Exchanges

Code number: 9021 URL: http://www.westjr.co.jp

President: Masao Yamazaki

For further information, please contact: Michio Utsunomiya, General Manager, Corporate Communications Department

Telephone: +81-6-6375-8889

Planned filing of an interim security report: Undecided Planned start of dividend payments: November 30, 2007

(Figures less than ¥1 million have been omitted.)

## 1. Performance

### (1) Operating results

Six months ended September 30 Percentages indicate year-on-year increase/ (decrease).

| | Operating revenues | | Operating income | | Recurring profit | |
|---|---|---|---|---|---|---|
| | Millions of yen | % | Millions of yen | % | Millions of yen | % |
| 2007 | 632,251 | 2.3 | 79,272 | 3.5 | 63,243 | 7.9 |
| 2006 | 618,141 | 1.7 | 76,562 | (3.1) | 58,634 | (3.5) |
| Year ended March 31, 2007 | 1,262,935 | — | 135,341 | — | 104,154 | — |

| | Net income | | Net income per share | Net income per share after dilution |
|---|---|---|---|---|
| | Millions of yen | % | Yen | Yen |
| 2007 | 33,907 | 6.8 | 16,961.52 | — |
| 2006 | 31,750 | 6.8 | 15,882.16 | — |
| Year ended March 31, 2007 | 56,791 | — | 28,415.07 | — |

(Reference) Gain (Loss) on investment by equity method: Six months ended September 30, 2007: ¥466 million
Six months ended September 30, 2006: ¥98 million
Year ended March 31, 2007: ¥1,016 million

### (2) Financial position

September 30

| | Total assets | Net assets | Equity ratio | Net assets per share |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | % | Yen |
| 2007 | 2,395,486 | 664,296 | 26.4 | 316,816.96 |
| 2006 | 2,355,375 | 617,275 | 25.0 | 294,434.40 |
| March 31, 2007 | 2,401,667 | 637,849 | 25.3 | 303,906.52 |

(Reference) Total shareholders' equity: September 30, 2007: ¥633,338 million
September 30, 2006: ¥588,608 million
March 31, 2007: ¥607,544 million

### (3) Cash flows

Six months ended September 30

| | Cash flows from operating activities | Cash flows from investing activities | Cash flows from financial activities | Cash at end of the period |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen | Millions of yen |
| 2007 | 81,765 | (76,166) | (16,674) | 46,509 |
| 2006 | 78,551 | (48,218) | (28,415) | 57,350 |
| Year ended March 31, 2007 | 188,618 | (131,776) | (54,690) | 57,584 |

## 2. Dividends

Years ended/ending March 31

| | Dividends per share | | |
|---|---|---|---|
| | Interim dividends | Year-end dividends | Total |
| Record date | Yen | Yen | Yen |
| 2007 | 3,000.00 | 3,000.00 | 6,000.00 |
| 2008 (Actual) | 3,000.00 | | 6,000.00 |
| 2008 (Forecast) | | 3,000.00 | |

## 3. Forecasts for Fiscal Year ending March 31, 2008

Percentages indicate year-on-year increase/ (decrease).

| | Operating revenues | | Operating income | | Recurring profit | |
|---|---|---|---|---|---|---|
| | Millions of yen | % | Millions of yen | % | Millions of yen | % |
| Fiscal year | 1,289,000 | 2.1 | 136,200 | 0.6 | 106,000 | 1.8 |

| | Net income | | Net income per share |
|---|---|---|---|
| | Millions of yen | % | Yen |
| Fiscal year | 55,800 | (1.7) | 27,912.78 |

## 4. Other

1. Significant changes in subsidiaries during the subject fiscal year (Transfer of particular subsidiaries following a change in the scope of consolidation): None
2. Changes in accounting rules, procedures or method of presentation relating to the preparation of the consolidated financial statements (Matters included in changes to significant items that form the basis for preparation of the consolidated financial statements).

   a. Changes in accordance with revisions to accounting standards: Yes

   b. Other changes: Yes

   The impact on depreciation and amortization from revisions to the tax laws and other factors was ¥4,054 million. Broken down by segment, this included Transportation Operations ¥3,810 million, Sales of Goods and Food Services ¥22 million, Real Estate ¥143 million, and Other Businesses ¥77 million. Of this, the remaining book value of existing assets to be amortized uniformly over a five-year period is ¥3,589 million.

3. Number of shares outstanding (Common stock)

   Number of shares outstanding:

   September 30, 2007:2,000,000 shares September 30, 2006: 2,000,000 shares

   March 31, 2007: 2,000,000 shares

   Number of treasury stocks:

   September 30, 2007: 931shares September 30, 2006: 885 shares March 31, 2007: 885 shares

4. During the subject interim period, the Company recorded as an extraordinary loss in "Other" ¥4,400 million to fund an "Allowance for environmental safety measures" for expenses to deal with soil contamination discovered in a portion of development land held by the Company.

## (Reference) FLASH REPORT (NON-CONSOLIDATED BASIS)

## 1. Performance

### (1) Operating results

Six months ended September 30 — Percentages indicate year-on-year increase/ (decrease).

| | Operating revenues | | Operating income | | Recurring profit | |
|---|---|---|---|---|---|---|
| | Millions of yen | % | Millions of yen | % | Millions of yen | % |
| 2007 | 437,644 | 2.0 | 68,924 | 3.5 | 52,520 | 6.7 |
| 2006 | 429,199 | 0.9 | 66,617 | (4.6) | 49,228 | (4.7) |
| Year ended March 31, 2007 | 865,810 | — | 108,966 | — | 77,686 | — |

| | Net income | | Net income per share |
|---|---|---|---|
| | Millions of yen | % | Yen |
| 2007 | 29,159 | 5.6 | 14,579.60 |
| 2006 | 27,610 | 9.9 | 13,805.15 |
| Year ended March 31, 2007 | 44,683 | — | 22,341.69 |

### (2) Financial position

September 30

| | Total assets | Net assets | Equity ratio | Net assets per share |
|---|---|---|---|---|
| | Millions of yen | Millions of yen | % | Yen |
| 2007 | 2,146,398 | 554,340 | 25.8 | 277,170.48 |
| 2006 | 2,107,627 | 522,472 | 24.8 | 261,236.46 |
| March 31, 2007 | 2,151,875 | 533,320 | 24.8 | 266,660.13 |

(Reference) Total shareholders' equity: September 30, 2007: ¥554,340 million
September 30, 2006: ¥522,472 million
March 31, 2007: ¥533,320 million

## 2. Forecasts for Fiscal Year ending March 31, 2008

Percentages indicate year-on-year increase/ (decrease).

| | Operating revenues | | Operating income | | Recurring profit | |
|---|---|---|---|---|---|---|
| | Millions of yen | % | Millions of yen | % | Millions of yen | % |
| Fiscal year | 877,500 | 1.4 | 109,000 | 0.0 | 78,500 | 1.0 |

| | Net income | | Net income per share |
|---|---|---|---|
| | Millions of yen | % | Yen |
| Fiscal year | 43,000 | (3.8) | 21,500.00 |

1. The forward-looking statements made in this document, including the aforementioned forecasts, are based on all information available to the management at the time of this document's release. Actual results may differ from the results anticipated in the statements.
2. The Company, at a meeting of its Board of Directors held on October 30, 2007, decided to acquire treasury stock (at an upper limit of ¥10 billion, or a total of 20,000 shares) in accordance with provisions in the Companies Act. The figure for Net Income per Share in "(3) Forecast for Fiscal Year 2008 (ending March 31, 2008)" and "(Reference) FLASH REPORT (NON-CONSOLIDATED BASIS) 2. Forecasts for Fiscal Year ending March 31, 2008" does not take into account the impact from acquisition of treasury stock during the subject fiscal year.

## QUALITATIVE INFORMATION RELATED TO BUSINESS PERFORMANCE AND FINANCIAL STATEMENTS

### 1. BUSINESS PERFORMANCE

### 1. Analysis of Business Performance

#### (1) Overview of Results for the Subject Period

On April 25, 2005, the Company caused an extremely serious accident when one of its trains derailed between Tsukaguchi and Amagasaki stations on the Fukuchiyama Line, resulting in 106 fatalities and more than 500 injuries of passengers. Since the accident JR-West has exerted its full effort to support the bereaved families and all those who were victims of the accident. These efforts included the holding of a memorial ceremony, as well as a series of briefing sessions to report on such matters as the Company's response to the inquest report received from the Aircraft and Railway Accidents Investigation Commission.

JR-West has also implemented measures aimed at realizing a corporate culture that places top priority on safety, which is the most important of the JR-West Group's medium-term management targets, formulated in accordance with the newly formulated Corporate Philosophy and Safety Charter. With regard to safety enhancement in particular—the highest priority management issue—we have already begun implementing all items in our Safety Enhancement Plan. These items cover both the software and hardware aspects of our operations, and we have made visible progress with the majority of them. We further worked to establish a Safety Management System based on the Railway Safety Management Manual formulated in according with revisions to the Railway Business Law, and in June 2007 created and published a Railway Safety Report.

On June 28, 2007, the Aircraft and Railway Accidents Investigation Commission published its report on the Fukuchiyama Line accident, which along with its findings on the causes of the accident called attention to numerous matters covering all aspects of the Company's railway operations. We humbly accept the report, and are taking steps to address its opinions and other issues raised in an effort to further improve safety.

JR-West has also strengthened the functions of the railway business and other divisions. This included measures aimed at creating a unified planning and operational structure for the Shinkansen business, such as the establishment of the Shinkansen Supervising Department within the Railway Operations Headquarters, and the creation of the Shinkansen Management Division, which functions as a branch office.

Through these efforts JR-West has devoted its full effort to enhancing safety in its mainstay railway business, while in other Group operations has developed a variety of measures that draw on the unique characteristics of each business and effectively utilize their assets.

As a result, on a consolidated basis, operating revenues for the subject interim period rose 2.3% over the same period of the previous fiscal year to ¥632.2 billion, with operating income up 3.5% to ¥79.2 billion. Recurring profit increased 7.9% to ¥63.2 billion, with interim net income up 6.8% to ¥33.9 billion.

(2) Results by Business Segment

***Transportation Operations***

In the railway business, the Company concentrated on implementing its Safety Enhancement Plan and various other measures aimed at building a corporate culture that places top priority on safety. Specific measures included efforts to foster an attitude of prioritizing safety through regular convening of safety meetings to allow management and officers on the one hand and employees in the field on the other to directly exchange opinions, along with analysis of the report of the potential causes of accidents and other matters reported by employees in workplaces. The term "nature of the potential causes of accidents," from the standpoint of creating a corporate culture promoting reporting, will be replaced by the term "safety reports." In terms of facilities, along with expansion of the ATS system we have introduced train proximity warning devices to help prevent accidents involving ground engineering staff, improved the safety of crossings, and strengthened pillars supporting elevated tracks against earthquakes. Further, based on the recommendations of the Safety Consultative Committee made up of third-party experts, and taking to heart the seriousness of the accident now and in the future, we enhanced safety education through utilization of the Railway Safety Education Center established in April 2007 to teach the lessons learned from the accident, and introduced "case studies of unequivocal verbal communication," a training method to help prevent mistakes arising from miscommunication. We also made steady progress with accident prevention measures, such as formulating comprehensive counter measures with the establishment of committees to prevent transportation disruptions caused by construction.

In transportation operations, on the Sanyo Shinkansen JR-West implemented a timetable revision in July 2007 to introduce the new N700 Series Shinkansen, and added more *Nozomi* trains. A timetable revision in March 2006 resulted in greater use of *Nozomi* trains providing direct service from Hakata and Hiroshima to Tokyo, prompting the Company to operate temporary trains, and make efforts to further enhance convenience.

Sales and marketing initiatives included proactive publication of information on the Sanyo Shinkansen timetable revisions, as well as the convenience and price advantages of the Express Reservation system, promoting expanded utilization. We also worked in cooperation with local governments, travel agents and other JR companies to develop strategies for the DISCOVER WEST Campaign, Okayama Destination Campaign and other travel promotions, and stimulate demand for tourism.

For customer service initiatives we worked to make railways more user-friendly through such measures as introducing the ICOCA IC card in the Okayama and Hiroshima regions, increasing the number of Green Ticket Vending Machines, and installing elevators, escalators and other barrier-free facilities. We also steadily increased the number of automatic external defibrillator (AED) systems available, and installed emergency buttons on station platforms, in trains and at crossings to prepare for emergencies.

To address environmental issues, JR-West worked to firmly implement its environmental management system, and released information to promote itself as a railway friendly to the global environment.

In ferry services, the Company worked to establish safety management systems based on the Marine Safety Management Manual. JR-West's *Miyajima-maru* was awarded "Ship of the Year 2006" in the Small Passenger Ship category by the Japan Society of Naval Architects and Ocean Engineers.

In bus services, with competition for highway bus services becoming more intense, JR-West worked to provide routes that fit the varied needs of customers, such as beginning bus service between Kobe and Shirahama.

As a result, operating revenues for Transportation Operations segment increased 1.8% over the same period of the previous fiscal year, to ¥436.9 billion, with operating income up 3.1%, to ¥62.8 billion.

***Sales of Goods and Food Services***

JR-West continued its efforts to improve the attractiveness of stations, such as by opening SUN FESTA OKAYAMA in Okayama Station, and promoting the opening of new types of Kiosk stands, such as a "self-service" style. For the JR Kyoto Isetan department store we took steps to increase profitability, including a renewal of the men's clothing floor and expanding our lineup of unique products in accordance with the 10th anniversary of the opening of the Kyoto Station building.

As a result, operating revenues in the Sales of Goods and Food Services segment rose 3.5% over the same period of the previous fiscal year, to ¥125.1 billion, though operating income fell 8.9%, to ¥2.8 billion.

***Real Estate Business***

JR-West continued to develop station premises and surrounding areas, including the JR Kyoto Station NK Building at Kyoto Station with a large-scale electronics retailer, the JR Kanazawa Station NK Building at Kanazawa Station, and SUN STATION TERRACE OKAYAMA (North Wing) shopping center under the elevated Shinkansen tracks at Okayama Station. In addition, we continuously developed condominium apartments on land formerly used for housing for company employees, making an effort to effectively utilize our assets. We also worked to steadily implement the Osaka Station Renovation and New North Building Development Plan.

Two subsidiaries that operate shopping centers in Hiroshima and Yamaguchi prefectures were consolidated and merged in April to allow for a timelier and more appropriate response to changes in the business climate.

As a result, operating revenues for the Real Estate segment rose 15.9% over the same period of the previous fiscal year, to ¥42.5 billion, with operating income up 16.4%, to ¥12.1 billion.

***Other Businesses***

In travel agency operations, JR-West pursued sales and marketing activities utilizing the New Domestic Travel Information System put into operation last year.

In hotel operations, the Company promoted sales with renovations to its guest rooms and dining facilities, as well as hosted various events.

For the ICOCA e-money service we expanded the number of stores accepting the card,

and began offering the service in the Okayama and Hiroshima regions.

As a result, operating revenues in the Other Businesses segment increased 3.6% over the same period of the previous fiscal year, to ¥126.8 billion, though operating income fell 20.7%, to ¥1.3 billion.

### (3) Forecast for Fiscal Year 2008 (ending March 31, 2008)

The JR-West Group, focusing on its core railway business, is working together as a Group to establish a corporate culture that places top priority on safety, seeking to regain trust as quickly as possible, and achieve sustainable growth as a corporate group.

During the second half of fiscal 2008 in the railway business we will continuously implement both software and hardware measures to enhance safety, as well as strive to provide a safe, trusted and high-quality transportation service by introducing more N700 Series Shinkansen trains, promoting use of the Express Reservation service.

In the areas of sales of goods and food services and real estate, to enhance the appeal of stations and gain the trust of customers we will move forward with development plans, renovate existing stores, and make other efforts to enhance business within stations and at surrounding sites. Also, to enhance convenience for customers using the ICOCA e-money service we will begin mutual use with JR East's Suica service, as well as continue with such efforts as expansion of the number of affiliated stores accepting e-money.

As of the date of this statement, JR-West is making an upward revision to its forecasts for the fiscal year to March 2008 announced on April 27, 2007, including increases in operating revenues, operating income, recurring profit, and net income.

Current forecasts for the fiscal year ending March 31, 2008, are as follows:

| | | YOY |
|---|---|---|
| Operating revenues | ¥1,289.0 billion | 2.1% |
| Operating income | ¥136.2 billion | 0.6% |
| Recurring profit | ¥106.0 billion | 1.8% |
| Net income | ¥55.8 billion | (1.7%) |

Dividends for the subject fiscal year will be determined in accordance with the Company's "Basic Policies Regarding Earnings Distribution."

Note: Results forecasts presented above are based on certain assumptions considered rational as of the date of this statement, and are subject to change.

## 2. Financial Position

### (1) Cash flows from operating activities

Cash provided by operating activities amounted to ¥81.7 billion, a rise of ¥3.2 billion from the same period of the previous fiscal year. The main factor affecting cash was an increase in income before income taxes and minority interests.

**(2) Cash flows from investing activities**

Cash used in investing activities amounted to ¥76.1 billion, a rise of ¥27.9 billion from the same period of the previous fiscal year. The main factor affecting cash was purchases of property, plant and equipment.

**(3) Cash flows from financing activities**

Cash used in financing activities amounted to ¥16.6 billion, ¥11.7 billion less than in the same period of the previous fiscal year. The main factor affecting cash was repayment of long-term debt and payables.

As a result, cash and cash equivalents at end of this fiscal year decreased ¥11.0 billion to ¥46.5 billion.

**(Reference) Cash Flow Indicators**

| | Years ended March 31 | | | | September |
|---|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 | 30, 2007 |
| Equity ratio (%) | 19.9 | 22.2 | 23.9 | 25.3 | 26.4 |
| Equity ratio, based on market value (%) | 34.6 | 36.9 | 42.2 | 45.3 | 45.7 |
| Interest-bearing debt to cash flow ratio (Times) | 8.0 | 7.4 | 6.1 | 5.1 | — |
| Interest coverage ratio (Times) | 2.8 | 3.1 | 3.4 | 3.6 | 4.4 |

Notes:

Equity ratio: sum of total shareholders' equity and total valuation and translation adjustment/ total assets

Market-based rate of equity ratio: total market capitalization/ total assets

Interest-bearing debt to cash flow ratio: interest-bearing debt/ operating cash flows

Interest coverage ratio: (operating income + interest & dividend income)/ interest expense

Notes:

1. All of the figures in the above table were calculated on a consolidated basis.
2. Total market capitalization was calculated by multiplying the closing stock price at the end of the term by the total amount of outstanding stock at the end of the term (excluding treasury stock).
3. Cash flow is defined as operating cash flow.
4. Interest-bearing debt is defined as interest-bearing debt of long-term debt and payables.
5. Interest-bearing debt to cash flow ratio was not calculated for the interim period.

**3. Basic Policy Regarding Earnings Distribution**

JR-West's basic policy is to emphasize sustained, stable dividend payments while securing adequate internal capital reserves to maintain a solid and stable management foundation that will continue into the future.

Regarding the specific policy for dividends, as previously announced the Company plans to pay annual dividends of ¥6,000 per share through the fiscal year ending March 31, 2009. This policy has been formulated in accordance with shareholders' equity, the status of long-term debt, and other aspects of our capital structure, and on the premise that we can secure sustained and stable growth in operating revenues. Dividends for the subject interim period will be ¥3,000 per share.

## 2. MANAGEMENT POLICIES

On April 25, 2005, we caused an extremely serious accident when one of our trains derailed between Tsukaguchi and Amagasaki stations on the Fukuchiyama Line, resulting in 106 fatalities and more than 500 injuries of passengers.

We pray for all the victims of the accident and would like to express our sincerest apologies to their bereaved families. We would also like to express our deepest sympathies and sincerest apologies to the injured passengers and hope they recover as soon as possible.

We further offer deep apologies to customers, shareholders and local residents for the excessive strain and trouble that we have caused.

We pledge never to forget this accident, and to remain conscious of our responsibility for protecting the truly precious lives of our customers. We also persistently act on the basis of safety first, and are working to build a railway that assures our customers of safety and reliability, in accordance with our Corporate Philosophy and Safety Charter.

### 1. Basic Management Policies

The JR-West Group will work together as a group to foster a corporate culture which places a top priority on safety, concentrating on its core business of railway operations. We will further seek to regain trust as quickly as possible, and pursue sustainable development as a corporate group.

The JR-West Group, with railway operations as its core business, is engaged in sales of goods and food services, real estate and other businesses aimed at providing services mainly to railway passengers, as well as efficient utilization of assets in the vicinity of railway stations. In its business development, the Company works to further strengthen its management foundation through such measures as strengthening its sense of unity, as well as effectively utilize its business assets as a means of attaining sustainable development and enhancement of corporate value as a group.

Going forward, JR-West will continue to strive to improve its corporate value by accurately identifying market trends, providing high-quality services and products which customers repeatedly select with confidence, and implementing various measures in a strategic and timely manner. Amid a difficult operating environment, these efforts will be made in accordance with the Corporate Philosophy and Safety Charter, and founded on the principle of safety as a priority.

### 2. Medium-Term Management Strategy and Targets

The JR-West Group revised its medium-term management targets for the fiscal year ending March 31, 2009, in October 2006. We set the goal of establishing a "corporate culture of placing top priority on safety" as a management target, and, based on our Corporate Philosophy and Safety Charter, have designated as vital management issues such goals as providing a "response to the victims of the accident in all sincerity" and "promotion of measures to enhance safety," which we have made a full effort to achieve.

Numerical management indices for the fiscal year ending March 31, 2009, were set in the October revisions as follows:

| | |
|---|---|
| Consolidated return on assets (ROA) (operating income basis): | 5.8% |
| Consolidated return on equity (ROE) (net income basis): | 9.4% |
| Consolidated operating revenues: | ¥1,275.0 billion |
| Transportation revenues: | ¥767.5 billion |

**3. Management Issues**

JR-West lost a considerable amount of the trust it had established among customers and society following the extremely serious accident it caused on April 25, 2005, when a train derailed between Tsukaguchi and Amagasaki stations on the Fukuchiyama Line.

We maintain our commitment to helping those who have suffered as a result of the accident, and will continue to respond with sincerity and even more careful attention to their needs and feelings.

JR-West has made redoubling its efforts with regard to prioritizing safety, and recovering the trust of customers and society, its highest business priority. We recognize that we must, as a Group, provide a beneficial service to society with top line growth, and establish a solid foundation to ensure sustainable growth, built on providing a safe, high-quality, and trusted transportation service.

In accordance with this fundamental recognition, JR-West is making sure that its newly formulated Corporate Philosophy and Safety Charter are understood and followed by all employees. We are also making a concerted effort to achieving the goal of realizing a corporate culture that places top priority on safety, a goal of JR-West Group's medium-term management targets.

Considering that the issues facing the company were clearly identified through the inquest report on the Fukuchiyama Line accident, and that we have already addressed many of the items in the Safety Enhancement Plan implemented up to the present, we will within the year formulate a new safety policy, and further strengthen our measures to improve safety. For the formulation of this policy we established an Advisory Panel for Safety Promotion composed of persons from outside the Company well versed in safety issues, in order to incorporate opinions and other views from a fresh perspective. Further, during this 20th anniversary milestone of the establishment of JR-West, we will work to create a new vision for the next era, and work to reform our corporate culture and atmosphere both in terms of consciousness and all aspects of our operations. As part of that effort we will establish an Advisory Panel for reform of corporate culture made up of experts from outside the Company, incorporating their opinions and other advice into our management.

In the railway business, we will continue to expand installation of ATS and other safety equipment, and promote measures to become the "Only-One Corporate Group that Rigorously Performs Safety Checks by Pointing and Call," working to make certain that these basic actions, which are an important activity for ensuring safety, is routinely followed. We will further work to establish safety management systems based on the Railway Safety Management Manual. Also, from the standpoint of further enhancing technical capabilities, from April 2008 we will introduce the

"specialist career system," which will provide more appropriate career opportunities for employees with specialized or advanced technical capabilities.

In transportation operations, as well as sales and marketing JR-West is working to provide a safe, trusted and high-quality transportation service amid a harsh competitive environment, including through timetable revisions for the Sanyo Shinkansen that will incorporate the introduction of more N700 series trains. We will also step up marketing efforts aimed at increasing use of the Shinkansen service. We will further continue to push steadily forward with a variety of railway projects, such as making preparations for the opening of a portion of the Osaka Higashi Line and new stations planned for the spring of 2008, and planning for through-service operation of the Kyushu and Sanyo Shinkansen in spring 2011, when the Kyushu Shinkansen service is to be extended to Hakata by JR-Kyushu. We will actively pursue measures focused on customer satisfaction, including enhancing the level of service overall, including customer service, facilities of our stations and rolling stock. We will also increase the number of Green Ticket Vending Machines, conduct employee training aimed at improving sales capabilities, upgrade "barrier-free" facilities in cooperation with local governments, and make other efforts to create user-friendly stations. In addition, we will work to enhance customer service through greater use of IT, including promoting use of the Express Reservation system with the introduction of the Express IC Card for Shinkansen service, beginning mutual use of the ICOCA and JR Central's TOICA IC cards for conventional lines from March 2008, and renovating our JR Odekake Net homepage.

In the areas of sales of goods and food services and real estate, to enhance the appeal of stations and gain the trust of customers we will move forward with development plans, renovate existing stores, and make other efforts to enhance business within stations and at surrounding sites. We will also continue with the construction of the New North Building begun in October 2006, make preparations for the expansion of ACTY Osaka, and steadily pursue other measures. Further, to enhance convenience for customers using the ICOCA e-money service, we will begin mutual use with JR East's Suica service from March 2008, increase the number of affiliated stores, and continue to actively pursue alliances with other companies.

With regard to the pursuit of corporate social responsibility (CSR), JR-West recognizes the importance of and is further implementing CSR, centering on its CSR Promotion Committee. We will also pursue measures that include the establishment of proper business operations for all business activities in general, led by the Compliance Committee and Crisis Management Committee. Also, we will further enhance our internal control functions in preparation for the evaluation and auditing system for internal controls for financial reporting, which will be required from fiscal 2009.

Finally, we would like to express our sincere appreciation to shareholders for their continued understanding and support.

# 4. CONSOLIDATED FINANCIAL STATEMENTS

## 1. Consolidated Balance Sheets

| | Millions of yen | | | |
|---|---|---|---|---|
| | March 31, 2007 | September 30, 2007 | Change from the previous period | September 30, 2006 |
| **ASSETS** | | | | |
| **Current assets:** | | | | |
| Cash | 57,814 | 46,739 | (11,075) | 58,010 |
| Notes and accounts receivable-trade | 19,069 | 14,277 | (4,791) | 14,243 |
| Railway fares receivable | 22,667 | 22,686 | 18 | 21,541 |
| Accounts receivable | 51,605 | 37,698 | (13,907) | 38,374 |
| Marketable securities | — | — | — | 2 |
| Inventories | 19,379 | 30,612 | 11,232 | 29,753 |
| Deferred tax assets | 18,679 | 20,271 | 1,591 | 20,216 |
| Other current assets | 37,281 | 39,194 | 1,913 | 38,854 |
| Less allowance for doubtful accounts | (397) | (337) | 60 | (391) |
| Total current assets | **226,100** | **211,142** | **(14,958)** | **220,604** |
| ***Fixed assets:*** | | | | |
| **Property, plant and equipment:** | **1,973,146** | **1,977,008** | **3,861** | **1,934,913** |
| Buildings and structures | 967,045 | 959,636 | (7,409) | 944,450 |
| Machinery and transport equipment | 254,147 | 259,081 | 4,934 | 248,731 |
| Land | 658,519 | 657,923 | (595) | 654,844 |
| Construction in progress | 66,296 | 72,790 | 6,494 | 63,630 |
| Other property, plant and equipment | 27,138 | 27,574 | 436 | 23,256 |
| **Intangible fixed assets** | **22,197** | **20,057** | **(2,140)** | **21,316** |
| **Investments and other assets:** | **180,139** | **187,206** | **7,066** | **178,470** |
| Investments in securities | 64,847 | 61,879 | (2,968) | 64,235 |
| Deferred tax assets | 92,698 | 102,564 | 9,865 | 92,554 |
| Other investments and assets | 23,253 | 23,583 | 330 | 22,402 |
| Less allowance for doubtful accounts | (660) | (821) | (161) | (722) |
| Total fixed assets | **2,175,484** | **2,184,272** | **8,788** | **2,134,699** |
| **Deferred assets** | **82** | **72** | **(10)** | **71** |
| **Total assets** | **2,401,667** | **2,395,486** | **(6,180)** | **2,355,375** |

Note: Figures less than ¥1 million have been omitted.

| | Millions of yen | | | |
|---|---|---|---|---|
| | March 31, 2007 | **September 30, 2007** | Change from the previous period | September 30, 2006 |
| **LIABILITIES** | | | | |
| **Current liabilities:** | | | | |
| Notes and accounts payable-trade | 50,272 | 37,030 | (13,241) | 32,954 |
| Short-term loans | 13,137 | 17,839 | 4,701 | 18,349 |
| Current portion of long-term debt | 49,352 | 67,914 | 18,562 | 58,785 |
| Current portion of long-term payables for acquisition of railway properties | 36,530 | 36,325 | (205) | 36,087 |
| Current portion of long-term accounts payable | 31 | 31 | — | 31 |
| Accounts payable | 124,567 | 57,263 | (67,303) | 53,652 |
| Accrued consumption tax | 5,312 | 6,602 | 1,289 | 7,327 |
| Accrued income tax | 21,713 | 35,023 | 13,309 | 28,314 |
| Railway deposits received | 7,764 | 1,946 | (5,817) | 7,424 |
| Deposits received | 66,601 | 68,622 | 2,021 | 76,324 |
| Prepaid railway fares received | 30,507 | 35,129 | 4,622 | 34,639 |
| Advances received | 56,475 | 81,840 | 25,365 | 85,571 |
| Deferred tax liabilities | 198 | — | (198) | — |
| Allowance for bonuses | 34,348 | 34,447 | 98 | 34,088 |
| Allowance for compensation of completion of construction | 51 | 52 | 0 | 47 |
| Allowance for loss on restructuring of subsidiary | — | — | — | 259 |
| Other current liabilities | 31,890 | 31,320 | (569) | 31,830 |
| Total current liabilities | **528,757** | **511,391** | **(17,365)** | **505,688** |
| **Fixed liabilities:** | | | | |
| Bonds | 249,981 | 259,979 | 9,998 | 229,991 |
| Long-term debt | 223,211 | 187,718 | (35,492) | 221,033 |
| Long-term payables for acquisition of railway properties | 427,372 | 416,288 | (11,083) | 452,598 |
| Long-term accounts payable | 316 | 301 | (15) | 332 |
| Deferred tax liabilities | 113 | 101 | (12) | 96 |
| Accrued retirement benefits | 219,693 | 236,200 | 16,506 | 210,521 |
| Allowance for antiseismic reinforcement measures | 9,931 | 8,505 | (1,425) | 14,041 |
| Allowance for environmental safety measures | 7,426 | 11,731 | 4,304 | 7,543 |
| Negative goodwill | 238 | 180 | (57) | 239 |
| Other long-term liabilities | 96,773 | 98,789 | 2,015 | 96,013 |
| Total long-term liabilities | **1,235,060** | **1,219,798** | **(15,261)** | **1,232,411** |
| **Total liabilities** | **1,763,817** | **1,731,189** | **(32,627)** | **1,738,100** |

*(continued on page 15)*

| | Millions of yen | | | |
|---|---|---|---|---|
| | March 31, 2007 | September 30, 2007 | Change from the previous period | September 30, 2006 |
| **NET ASSETS** | | | | |
| **Total shareholders' equity:** | **598,331** | **626,222** | **27,890** | **579,290** |
| Common stock | 100,000 | 100,000 | — | 100,000 |
| Capital surplus | 55,000 | 55,000 | — | 55,000 |
| Retained earnings | 443,658 | 471,566 | 27,907 | 424,617 |
| Treasury stock, at cost | (327) | (343) | (16) | (327) |
| **Valuation and translation adjustments:** | **9,212** | **7,116** | **(2,096)** | **9,317** |
| Net unrealized holding gain on securities | 8,864 | 6,644 | (2,219) | 9,206 |
| Deferred gains or losses on hedges | 348 | 471 | 123 | 111 |
| **Minority interests** | **30,305** | **30,957** | **651** | **28,667** |
| **Total net assets** | **637,849** | **664,296** | **26,446** | **617,275** |
| **Total liabilities and net assets** | **2,401,667** | **2,395,486** | **(6,180)** | **2,355,375** |

Note: Figures less than ¥1 million have been omitted.

## 2. Consolidated Statements of Income

| | Millions of yen | | | |
|---|---|---|---|---|
| | Six months ended September 30 | | Change from the previous interim period | Year ended March 31, 2007 |
| | 2006 | 2007 | | |
| **Operating revenues** | **618,141** | **632,251** | **14,109** | **1,262,935** |
| **Operating expenses:** | | | | |
| Transportation, other services and cost of sales | 439,992 | 450,188 | 10,196 | 919,294 |
| Selling, general and administrative expenses | 101,587 | 102,790 | 1,203 | 208,299 |
| | **541,579** | **552,978** | **11,399** | **1,127,593** |
| **Operating income** | **76,562** | **79,272** | **2,709** | **135,341** |
| **Non-operating revenues:** | | | | |
| Interest and dividend income received | 237 | 298 | 60 | 331 |
| Equity in earnings of affiliates | 98 | 466 | 367 | 1,016 |
| Other | 1,252 | 1,400 | 147 | 5,769 |
| | **1,588** | **2,165** | **576** | **7,117** |
| **Non-operating expenses:** | | | | |
| Interest expense | 19,100 | 17,919 | (1,180) | 37,298 |
| Other | 416 | 273 | (142) | 1,006 |
| | **19,516** | **18,193** | **(1,323)** | **38,304** |
| **Recurring profit** | **58,634** | **63,243** | **4,609** | **104,154** |
| **Extraordinary profit:** | | | | |
| Gain on contributions received for construction | 9,583 | 8,000 | (1,582) | 31,714 |
| Compensation for expropriation | 1 | — | (1) | 2,514 |
| Other | 1,097 | 3,007 | 1,909 | 13,099 |
| | **10,682** | **11,007** | **325** | **47,328** |
| **Extraordinary losses:** | | | | |
| Loss on deduction of contributions received for construction from acquisition costs of property, plant and equipment | 9,451 | 7,884 | (1,566) | 31,076 |
| Loss on reduction entry of compensation for expropriation | 1 | — | (1) | 2,513 |
| Other | 4,734 | 8,875 | 4,141 | 17,021 |
| | **14,186** | **16,760** | **2,573** | **50,610** |
| **Income before income taxes and minority interests** | **55,130** | **57,491** | **2,361** | **100,872** |
| Income taxes: | | | | |
| Current | 26,857 | 33,203 | 6,345 | 44,320 |
| Deferred | (4,427) | (10,342) | (5,915) | (2,816) |
| Minority interests | 949 | 722 | (226) | 2,576 |
| **Net income** | **31,750** | **33,907** | **2,157** | **56,791** |

Note: Figures less than ¥1 million have been omitted.

## 3. Consolidated Statements of Changes in Net Assets

Six months ended September 30, 2006

| | Millions of yen | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Shareholders' equity | | | | | Valuation and translation adjustments | | | Minority interests | Total net assets |
| | Common stock | Capital surplus | Retained earnings | Treasury stock, at cost | Total | Net unrealized holding gain on securities | Deferred gains or losses on hedges | Total | | |
| Balance at March 31, 2006 | 100,000 | 55,000 | 398,910 | (327) | 553,583 | 10,670 | — | 10,670 | 27,769 | 592,023 |
| Change in six months ended September 30, 2006 | | | | | | | | | | |
| Dividends from surplus | | | (6,000) | | (6,000) | | | | | (6,000) |
| Net income | | | 31,750 | | 31,750 | | | | | 31,750 |
| Decrease due to the merger of consolidated subsidiaries | | | (43) | | (43) | | | | | (43) |
| Net increase/decrease during the term under review except in shareholders' equity | | | | | | (1,464) | 111 | (1,353) | 898 | (455) |
| Total | — | — | 25,707 | — | 25,707 | (1,464) | 111 | (1,353) | 898 | 25,252 |
| Balance at September 30, 2006 | 100,000 | 55,000 | 424,617 | (327) | 579,290 | 9,206 | 111 | 9,317 | 28,667 | 617,275 |

Six months ended September 30, 2007

| | Millions of yen | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Shareholders' equity | | | | | Valuation and translation adjustments | | | Minority interests | Total net assets |
| | Common stock | Capital surplus | Retained earnings | Treasury stock, at cost | Total | Net unrealized holding gain on securities | Deferred gains or losses on hedges | Total | | |
| Balance at March 31, 2007 | 100,000 | 55,000 | 443,658 | (327) | 598,331 | 8,864 | 348 | 9,212 | 30,305 | 637,849 |
| Change in six months ended September 30, 2007 | | | | | | | | | | |
| Dividends from surplus | | | (6,000) | | (6,000) | | | | | (6,000) |
| Net income | | | 33,907 | | 33,907 | | | | | 33,907 |
| Decrease in equity of affiliates accounted for under the equity method | | | | (16) | (16) | | | | | (16) |
| Net increase/decrease during the term under review except in shareholders' equity | | | | | | (2,219) | 123 | (2,096) | 651 | (1,444) |
| Total | — | — | 27,907 | (16) | 27,890 | (2,219) | 123 | (2,096) | 651 | 26,446 |
| Balance at September 30, 2007 | 100,000 | 55,000 | 471,566 | (343) | 626,222 | 6,644 | 471 | 7,116 | 30,957 | 664,296 |

Year ended March 31, 2007

| | Millions of yen | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Shareholders' equity | | | | | Valuation and translation adjustments | | | Minority interests | Total net assets |
| | Common stock | Capital surplus | Retained earnings | Treasury stock, at cost | Total | Net unrealized holding gain on securities | Deferred gains or losses on hedges | Total | | |
| Balance at March 31, 2006 | 100,000 | 55,000 | 398,910 | (327) | 553,583 | 10,670 | — | 10,670 | 27,769 | 592,023 |
| Change in the fiscal year ended March 31, 2007 | | | | | | | | | | |
| Dividends from surplus | | | (12,000) | | (12,000) | | | | | (12,000) |
| Net income | | | 56,791 | | 56,791 | | | | | 56,791 |
| Decrease due to the merger of consolidated subsidiaries | | | (43) | | (43) | | | | | (43) |
| Net increase/decrease during the term under review except in shareholders' equity | | | | | | (1,806) | 348 | (1,458) | 2,536 | 1,078 |
| Total | — | — | 44,748 | — | 44,748 | (1,806) | 348 | (1,458) | 2,536 | 45,826 |
| Balance at March 31, 2007 | 100,000 | 55,000 | 443,658 | (327) | 598,331 | 8,864 | 348 | 9,212 | 30,305 | 637,849 |

Note: Figures less than ¥1 million have been omitted.

## 4. Consolidated Statements of Cash Flows

| | Millions of yen | | | |
|---|---|---|---|---|
| | Six months ended September 30 | | Change from the previous interim period | Year ended March 31, 2007 |
| | 2006 | 2007 | | |
| **I. Cash flows from operating activities** | | | | |
| Income before income taxes and minority interests | 55,130 | 57,491 | 2,361 | 100,872 |
| Depreciation and amortization | 54,587 | 60,878 | 6,291 | 112,827 |
| Loss on deduction of contributions received for construction from acquisition costs of property, plan and equipment | 9,451 | 7,884 | (1,566) | 31,076 |
| Loss on disposal of property, plan and equipment | 2,555 | 3,336 | 780 | 12,692 |
| Change in allowance for retirement benefits | 8,844 | 16,506 | 7,662 | 18,016 |
| Change in allowance for accrued bonuses | (268) | 98 | 366 | (7) |
| Change in other reserves | (352) | 2,754 | 3,106 | (4,649) |
| Interest and dividend income | (237) | (298) | (60) | (331) |
| Interest expenses | 19,100 | 17,919 | (1,180) | 37,298 |
| Equity in earnings of affiliates | (98) | (466) | (367) | (1,016) |
| Gain on contributions received for construction | (9,583) | (8,000) | 1,582 | (31,714) |
| Change in notes and accounts receivable | 9,632 | 20,339 | 10,707 | (10,731) |
| Change in inventories | (11,813) | (11,232) | 581 | (1,439) |
| Change in notes and accounts payable | (151) | (41,944) | (41,792) | 20,738 |
| Change in accrued consumption tax | 4,054 | 1,289 | (2,764) | 2,039 |
| Other | (13,680) | (7,490) | 6,189 | (7,053) |
| Subtotal | 127,169 | 119,067 | (8,102) | 278,617 |
| Interest and dividends income received | 198 | 260 | 62 | 265 |
| Interest paid | (18,971) | (17,881) | 1,090 | (37,398) |
| Income taxes paid | (29,845) | (19,681) | 10,164 | (52,865) |
| **Net cash provided by operating activities** | 78,551 | 81,765 | 3,214 | 188,618 |
| **II. Cash flows from investing activities** | | | | |
| Purchases of property, plant and equipment | (72,238) | (101,594) | (29,356) | (175,024) |
| Proceeds from sales of property, plant and equipment | 556 | 1,398 | 842 | 4,272 |
| Contributions received for constructions | 26,071 | 25,107 | (964) | 41,858 |
| Increase in investments in securities | (1,681) | (317) | 1,364 | (1,961) |
| Payments on long-term loans receivable | (593) | (414) | 179 | (689) |
| Collections of long-term loans receivable | 31 | 121 | 90 | 266 |
| Other | (365) | (468) | (102) | (498) |
| **Net cash used in investing activities** | (48,218) | (76,166) | (27,948) | (131,776) |

*(Continued on page 20)*

| | Millions of yen | | | |
|---|---|---|---|---|
| | Six months ended September 30 | | Change from the previous interim period | Year ended March 31, 2007 |
| | 2006 | 2007 | | |
| **III. Cash flows from financing activities** | | | | |
| Change in short-term loans | 1,329 | 1,258 | (71) | 2,139 |
| Proceeds from long-term loans | 25,000 | 2,500 | (22,500) | 57,100 |
| Repayment of long-term loans | (49,749) | (19,445) | 30,303 | (89,135) |
| Proceeds from issuance of bonds | 9,991 | 9,998 | 7 | 29,981 |
| Repayment of long-term payables for acquisition of railway properties | (11,327) | (11,289) | 37 | (36,093) |
| Cash dividends paid to the Company's shareholders | (6,002) | (6,026) | (24) | (12,002) |
| Cash dividends paid to minority shareholders of consolidated subsidiaries | (112) | (112) | — | (112) |
| Other | 2,454 | 6,442 | 3,988 | (6,566) |
| **Net cash used in financing activities** | **(28,415)** | **(16,674)** | **11,741** | **(54,690)** |
| **IV. Change in cash and cash equivalents, net** | **1,917** | **(11,075)** | **(12,992)** | **2,151** |
| **V. Cash and cash equivalents at beginning of the period** | **55,433** | **57,584** | **2,151** | **55,433** |
| **VI. Cash and cash equivalents at end of the period** | **57,350** | **46,509** | **(10,841)** | **57,584** |

Note: Figures less than ¥1 million have been omitted.

## 5. Segment Information

### (1) Information by business segment

Six months ended September 30, 2006

| | Millions of yen | | | | | | |
|---|---|---|---|---|---|---|---|
| | Transportation | Sales of goods and food services | Real estate | Other | Total | Eliminations and intergroup | Consolidated |
| **Operating revenues and income:** | | | | | | | |
| Operating revenues from third parties | 420,835 | 102,487 | 30,310 | 64,503 | 618,141 | — | 618,141 |
| Intergroup operating revenues and transfers | 8,185 | 18,425 | 6,375 | 57,965 | 90,952 | (90,952) | — |
| Total sales | 429,021 | 120,912 | 36,685 | 122,473 | 709,094 | (90,952) | 618,141 |
| Operating expenses | 368,049 | 117,827 | 26,247 | 120,803 | 632,927 | (91,348) | 541,579 |
| Operating income | 60,972 | 3,085 | 10,438 | 1,670 | 76,166 | 395 | 76,562 |

Six months ended September 30, 2007

| | Millions of yen | | | | | | |
|---|---|---|---|---|---|---|---|
| | Transportation | Sales of goods and food services | Real estate | Other | Total | Eliminations and intergroup | Consolidated |
| **Operating revenues and income:** | | | | | | | |
| Operating revenues from third parties | 428,724 | 104,723 | 35,851 | 62,950 | 632,251 | — | 632,251 |
| Intergroup operating revenues and transfers | 8,218 | 20,405 | 6,678 | 63,893 | 99,195 | (99,195) | — |
| Total sales | 436,943 | 125,128 | 42,529 | 126,844 | 731,446 | (99,195) | 632,251 |
| Operating expenses | 374,051 | 122,318 | 30,376 | 125,519 | 652,266 | (99,287) | 552,978 |
| Operating income | 62,891 | 2,810 | 12,153 | 1,325 | 79,180 | 91 | 79,272 |

Year ended March 31, 2007 (April 1, 2006 to March 31, 2007)

| | Millions of yen | | | | | | |
|---|---|---|---|---|---|---|---|
| | Transportation | Sales of goods and food services | Real estate | Other | Total | Eliminations and intergroup | Consolidated |
| **Operating revenues and income:** | | | | | | | |
| Operating revenues from third parties | 848,586 | 208,185 | 62,725 | 143,438 | 1,262,935 | — | 1,262,935 |
| Intergroup operating revenues and transfers | 16,391 | 43,993 | 13,308 | 156,884 | 230,578 | (230,578) | — |
| Total sales | 864,978 | 252,178 | 76,033 | 300,323 | 1,493,514 | (230,578) | 1,262,935 |
| Operating expenses | 767,703 | 247,125 | 54,814 | 287,814 | 1,357,457 | (229,863) | 1,127,593 |
| Operating income | 97,274 | 5,053 | 21,219 | 12,508 | 136,056 | (715) | 135,341 |

Notes: 1. Fractional sums less than ¥1 million have been omitted.

2. Method of defining business segments: With the standard breakdown of Japanese manufacturers as a base, business segments have been determined in a way that shows as precisely and accurately as possible the actual diversity of present business conditions.

3. Main activities of business segments

Transportation: railways, ferries, buses

Sales of goods and food services: department store, sales of goods, food and beverages, wholesale of various goods, etc.

Real estate business: brokerage and leasing of real estate, operation of shopping center

Other: hotels, travel services, rental of goods, construction, etc.

## 5. NON-CONSOLIDATED FINANCIAL STATEMENTS

### 1. Non-Consolidated Balance Sheets

| | Millions of yen | | | |
|---|---|---|---|---|
| | March 31, 2007 | September 30, 2007 | Change from the previous period | September 30, 2006 |
| **ASSETS** | | | | |
| **Current assets:** | | | | |
| Cash | 39,536 | 31,164 | (8,371) | 41,240 |
| Railway fares receivable | 26,298 | 26,269 | (29) | 25,242 |
| Accounts receivable | 24,634 | 9,314 | (15,319) | 9,218 |
| Accrued income | 4,076 | 2,414 | (1,662) | 2,036 |
| Short-term loans | 18,404 | 20,325 | 1,920 | 15,466 |
| Inventories | 6,217 | 10,018 | 3,801 | 8,678 |
| Prepaid expenses | 1,805 | 3,652 | 1,847 | 3,596 |
| Deferred tax assets | 13,907 | 14,746 | 839 | 14,446 |
| Other current assets | 9,049 | 13,587 | 4,538 | 14,258 |
| Less allowance for doubtful accounts | (161) | (169) | (8) | (85) |
| Total current assets | **143,769** | **131,325** | **(12,444)** | **134,100** |
| **Fixed assets:** | | | | |
| Railway | 1,548,292 | 1,540,538 | (7,754) | 1,521,468 |
| Ferry | 556 | 517 | (39) | 568 |
| Other operations | 60,445 | 60,528 | 83 | 53,461 |
| Affiliated business | 72,617 | 72,363 | (254) | 74,081 |
| Construction in progress | 61,251 | 69,987 | 8,736 | 58,224 |
| Investments and advances: | | | | |
| Investments in securities | 21,950 | 18,345 | (3,605) | 22,308 |
| Stocks of subsidiaries | 122,987 | 123,221 | 233 | 122,878 |
| Long-term loans | 32,882 | 32,548 | (334) | 33,451 |
| Long-term prepaid expenses | 4,316 | 3,943 | (372) | 4,561 |
| Deferred tax assets | 79,845 | 89,738 | 9,893 | 80,307 |
| Other investments and advances | 3,252 | 3,631 | 379 | 2,505 |
| Less allowance for doubtful accounts | (291) | (291) | — | (289) |
| Total investments and advances | **264,943** | **271,138** | **6,194** | **265,723** |
| Total fixed assets | **2,008,106** | **2,015,073** | **6,966** | **1,973,527** |
| **Total assets** | **2,151,875** | **2,146,398** | **(5,477)** | **2,107,627** |

Note: Figures less than ¥1 million have been omitted.

| | Millions of yen | | | |
|---|---|---|---|---|
| | March 31, 2007 | **September 30, 2007** | Change from the previous period | September 30, 2006 |
| **LIABILITIES** | | | | |
| **Current liabilities:** | | | | |
| Short-term loans | 117,139 | 125,335 | 8,196 | 125,643 |
| Current portion of long-term debt | 34,876 | 64,638 | 29,762 | 43,775 |
| Current portion of long-term payables for acquisition of railway properties | 36,530 | 36,325 | (205) | 36,087 |
| Current portion of long-term accounts payable | 319 | 319 | — | 319 |
| Accounts payable | 147,882 | 59,562 | (88,320) | 57,673 |
| Accrued expenses | 18,797 | 18,061 | (736) | 18,653 |
| Accrued consumption tax | 3,474 | 5,366 | 1,892 | 5,873 |
| Accrued income tax | 15,065 | 29,582 | 14,517 | 23,468 |
| Railway deposits received | 8,101 | 2,266 | (5,835) | 7,800 |
| Deposits received | 12,162 | 12,211 | 49 | 11,255 |
| Prepaid railway fares received | 30,463 | 35,056 | 4,593 | 34,568 |
| Advances received | 53,894 | 78,836 | 24,941 | 82,149 |
| Advance payments received | 371 | 1,292 | 921 | 1,265 |
| Allowance for bonuses | 26,505 | 26,304 | (200) | 26,408 |
| Other current liabilities | 47 | 146 | 99 | 74 |
| Total current liabilities | **505,630** | **495,305** | **(10,324)** | **475,016** |
| **Fixed liabilities:** | | | | |
| Bonds | 249,981 | 259,979 | 9,998 | 229,991 |
| Long-term debt | 199,698 | 165,644 | (34,054) | 195,682 |
| Long-term payables for acquisition of railway properties | 427,372 | 416,288 | (11,083) | 452,598 |
| Long-term accounts payables | 2,292 | 2,133 | (159) | 2,452 |
| Accrued retirement benefits | 201,188 | 217,610 | 16,421 | 192,181 |
| Allowance for antiseismic reinforcement measures | 9,931 | 8,505 | (1,425) | 14,041 |
| Allowance for environmental safety measures | 7,426 | 11,731 | 4,304 | 7,543 |
| Other long-term liabilities | 15,032 | 14,857 | (174) | 15,648 |
| Total long-term liabilities | **1,112,924** | **1,096,751** | **(16,173)** | **1,110,138** |
| **Total liabilities** | **1,618,555** | **1,592,057** | **(26,498)** | **1,585,154** |

*(Continued on page 24)*

| | Millions of yen | | | |
|---|---|---|---|---|
| | March 31, 2007 | **September 30, 2007** | Change from the previous period | September 30, 2006 |
| **NET ASSETS** | | | | |
| **Total shareholders' equity:** | **525,316** | **548,475** | **23,159** | **514,243** |
| Common stock | 100,000 | 100,000 | — | 100,000 |
| Capital surplus: | 55,000 | 55,000 | — | 55,000 |
| Additional paid-in capital | 55,000 | 55,000 | — | 55,000 |
| Retained earnings: | 370,316 | 393,475 | 23,159 | 359,243 |
| Legal reserve | 11,327 | 11,327 | — | 11,327 |
| Other retained earnings: | 358,989 | 382,148 | 23,159 | 347,916 |
| Reserve for advanced depreciation on fixed assets | 15,436 | 15,436 | — | 12,176 |
| Other reserve | 260,000 | 290,000 | 30,000 | 260,000 |
| Earned surplus carried forward | 83,553 | 76,712 | (6,840) | 75,739 |
| **Valuation and translation adjustments:** | **8,003** | **5,865** | **(2,138)** | **8,229** |
| Valuation difference on available-for-sale securities | 8,003 | 5,865 | (2,138) | 8,229 |
| **Total net assets** | **533,320** | **554,340** | **21,020** | **522,472** |
| **Total liabilities and net assets** | **2,151,875** | **2,146,398** | **(5,477)** | **2,107,627** |

Note: Figures less than ¥1 million have been omitted.

## 2. Non-Consolidated Statements of Income

| | Millions of yen | | | |
|---|---|---|---|---|
| | September 30 | | Change from the previous year | Year ended March 31, 2007 |
| | 2006 | 2007 | | |
| **Operating revenues** | **429,199** | **437,644** | **8,445** | **865,810** |
| Transportation | 383,229 | 390,940 | 7,711 | 765,893 |
| Transportation incidentals | 11,099 | 11,015 | (83) | 22,503 |
| Other operations | 8,956 | 9,760 | 804 | 18,229 |
| Miscellaneous | 25,913 | 25,927 | 13 | 59,183 |
| **Operating expenses** | **362,581** | **368,719** | **6,138** | **756,844** |
| Personnel costs | 137,198 | 135,542 | (1,655) | 272,509 |
| Non-personnel costs | 148,487 | 151,307 | 2,820 | 337,967 |
| Energy costs | 17,463 | 16,996 | (466) | 34,376 |
| Maintenance costs | 60,583 | 62,332 | 1,748 | 148.995 |
| Miscellaneous costs | 70,440 | 71,978 | 1,538 | 154,594 |
| Rental payments, etc. | 12,470 | 12,427 | (43) | 24,684 |
| Taxes | 19,142 | 18,596 | (545) | 28,149 |
| Depreciation | 45,282 | 50,845 | 5,563 | 93,533 |
| **Operating income** | **66,617** | **68,924** | **2,306** | **108,966** |
| Non-operating revenues | 1,166 | 1,561 | 394 | 5,507 |
| Non-operating expenses | 18,555 | 17,964 | (590) | 36,787 |
| **Recurring profit** | **49,228** | **52,520** | **3,292** | **77,686** |
| Extraordinary profit | 10,020 | 9,910 | (110) | 45,112 |
| Extraordinary loss | 13,058 | 14,435 | 1,376 | 47,003 |
| **Income before income taxes** | **46,190** | **47,995** | **1,805** | **75,795** |
| Income taxes-current | 22,265 | 28,102 | 5,837 | 33,640 |
| Income taxes-deferred | (3,685) | (9,266) | (5,580) | (2,528) |
| **Net income** | **27,610** | **29,159** | **1,548** | **44,683** |

Note: Figures less than ¥1 million have been omitted.

## 3. Non-Consolidated Statements of Changes in Net Assets

Six months ended September 30, 2006

| | Millions of yen | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Shareholders' equity | | | | | | | | Valuation and translation adjustments | Total net assets |
| | Common stock | Capital surplus | Retained earnings | | | | | Total | | |
| | | | | Other retained earnings | | | Total | | | |
| | | Additional paid-in capital | Legal reserve | Reserves for advanced depreciation on fixed assets | Other reserve | Earned surplus carried forward | | | Net unrealized holding gain on securities | |
| Balance at March 31, 2006 | 100,000 | 55,000 | 11,327 | 8,982 | 240,000 | 77,323 | 337,633 | 492,633 | 9,596 | 502,229 |
| Change in six months ended September 30, 2006 | | | | | | | | | | |
| Dividends from surplus | | | | | | (6,000) | (6,000) | (6,000) | | (6,000) |
| Net income | | | | | | 27,610 | 27,610 | 27,610 | | 27,610 |
| Reserve for advanced depreciation on fixed assets | | | | 4,185 | | (4,185) | — | — | | — |
| Reserve for advanced depreciation on fixed assets | | | | (911) | | 991 | — | — | | — |
| Other reserve | | | | | 20,000 | (20,000) | — | — | | — |
| Net increase/decrease during the term under review except in shareholders' equity | | | | | | | | | (1,367) | (1,367) |
| Total | — | — | — | 3,193 | 20,000 | (1,583) | 21,610 | 21,610 | (1,367) | 20,243 |
| Balance at September 30, 2006 | 100,000 | 55,000 | 11,327 | 12,176 | 260,000 | 75,739 | 359,243 | 514,243 | 8,229 | 522,472 |

Six months ended September 30, 2007

| | Millions of yen | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Shareholders' equity | | | | | | | | Valuation and translation adjustments | Total net assets |
| | Common stock | Capital surplus | Retained earnings | | | | | Total | | |
| | | | | Other retained earnings | | | | | | |
| | | Additional paid-in capital | Legal reserve | Reserves for advanced depreciation on fixed assets | Other reserve | Earned surplus carried forward | Total | | Net unrealized holding gain on securities | |
| Balance at March 31, 2007 | 100,000 | 55,000 | 11,327 | 15,436 | 260,000 | 83,553 | 370,316 | 525,316 | 8,003 | 533,320 |
| Change in six months ended September 30, 2007 | | | | | | | | | | |
| Dividends from surplus | | | | | | (6,000) | (6,000) | (6,000) | | (6,000) |
| Net income | | | | | | 29,159 | 29,159 | 29,159 | | 29,159 |
| Other reserve | | | | | 30,000 | (30,000) | — | — | | — |
| Net increase/decrease during the term under review except in shareholders' equity | | | | | | | | | (2,138) | (2,138) |
| Total | — | — | — | — | 30,000 | (6,840) | 23,159 | 23,159 | (2,138) | 21,020 |
| Balance at September 30, 2007 | 100,000 | 55,000 | 11,327 | 15,436 | 290,000 | 76,712 | 393,475 | 548,475 | 5,865 | 554,340 |

Year ended March 31, 2007

| | Millions of yen | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Shareholders' equity | | | | | | | | Valuation and translation adjustments | Total net assets |
| | Common stock | Capital surplus | Retained earnings | | | | | Total | | |
| | | | | Other retained earnings | | | Total | | Net unrealized holding gain on securities | |
| | | Additional paid-in capital | Legal reserve | Reserves for advanced depreciation on fixed assets | Other reserve | Earned surplus carried forward | | | | |
| Balance at March 31, 2006 | 100,000 | 55,000 | 11,327 | 8,982 | 240,000 | 77,323 | 337,633 | 492,633 | 9,596 | 502,229 |
| Change in year ended March 31, 2007 | | | | | | | | | | |
| Dividends from surplus | | | | | | (12,000) | (12,000) | (12,000) | | (12,000) |
| Net income | | | | | | 44,683 | 44,683 | 44,683 | | 44,683 |
| Reserve for advanced depreciation on fixed assets | | | | 4,185 | | (4,185) | — | — | | — |
| Reserve for advanced depreciation on fixed assets | | | | 4,512 | | (4,512) | — | — | | — |
| Reserve for advanced depreciation on fixed assets | | | | (991) | | 991 | — | — | | — |
| Reserve for advanced depreciation on fixed assets | | | | (1,252) | | 1,252 | — | — | | — |
| Other reserve | | | | | 20,000 | (20,000) | — | — | | — |
| Net increase/decrease during the term under review except in shareholders' equity | | | | | | | | | (1,592) | (1,592) |
| Total | — | — | — | 6,453 | 20,000 | 6,229 | 32,683 | 32,683 | (1,592) | 31,090 |
| Balance at March 31, 2007 | 100,000 | 55,000 | 11,327 | 15,436 | 260,000 | 83,553 | 370,316 | 525,316 | 8,003 | 533,320 |

## FORECASTS FOR YEAR ENDING MARCH 31, 2008 (CONSOLIDATED BASIS)

| | Year ended March 31, 2007 | Forecast for year ending March 31 2008 | Change from the previous year | |
|---|---|---|---|---|
| | Billions of yen | Billions of yen | Billions of yen | % |
| Operating revenues | 1,262.9 | 1,289.0 | 26.0 | 2.1 |
| Operating expenses | 1,127.5 | 1,152.8 | 25.2 | 2.2 |
| Operating income | 135.3 | 136.2 | 0.8 | 0.6 |
| Non-operating revenues / expenses | (31.1) | (30.2) | 0.9 | (3.2) |
| Recurring profit | 104.1 | 106.0 | 1.8 | 1.8 |
| Extraordinary profit / loss | (3.2) | (7.7) | (4.4) | |
| Income before income taxes and minority interests | 100.8 | 98.3 | (2.5) | (2.6) |
| Net income | 56.7 | 55.8 | (0.9) | (1.7) |

## EARNINGS FORECASTS FOR YEAR ENDING MARCH 31, 2008 BY SEGMENT (CONSOLIDATED BASIS)

| | | Year ended March 31, 2007 | Forecast for year ending March 31 2008 | Change from the previous year | |
|---|---|---|---|---|---|
| | | Billions of yen | Billions of yen | Billions of yen | % |
| Transportation | Operating revenues | 864.9 | 875.6 | 10.6 | 1.2 |
| | Operating income | 97.2 | 96.9 | (0.3) | (0.4) |
| Sales of goods and food services | Operating revenues | 252.1 | 257.8 | 5.6 | 2.2 |
| | Operating income | 5.0 | 5.3 | 0.2 | 4.9 |
| Real estate | Operating revenues | 76.0 | 89.4 | 13.3 | 17.6 |
| | Operating income | 21.2 | 23.7 | 2.4 | 11.7 |
| Others | Operating revenues | 300.3 | 299.1 | (1.2) | (0.4) |
| | Operating income | 12.5 | 11.2 | (1.3) | (10.5) |

## PASSENGER-KILOMETERS AND TRANSPORTATION REVENUES

| | Passenger-Kilometers | | | | Transportation Revenues | | | |
|---|---|---|---|---|---|---|---|---|
| | Millions of passenger-kilometers | | | | Billions of yen | | | |
| | Six months ended September 30 | | Change | | Six months ended September 30 | | Change | |
| | 2006 | 2007 | Amount | % | 2006 | 2007 | Amount | % |
| Sanyo Shinkansen | | | | | | | | |
| Commuter Passes | 331 | 345 | 14 | 4.3 | 4.1 | 4.2 | 0.1 | 3.7 |
| Non-Commuter Passes | 7,224 | 7,620 | 396 | 5.5 | 160.6 | 168.0 | 7.4 | 4.6 |
| Total | 7,555 | 7,966 | 410 | 5.4 | 164.7 | 172.3 | 7.5 | 4.6 |
| Conventional Lines | | | | | | | | |
| Commuter Passes | 11,862 | 11,887 | 24 | 0.2 | 72.5 | 72.7 | 0.1 | 0.2 |
| Non-Commuter Passes | 7,607 | 7,708 | 100 | 1.3 | 145.6 | 145.6 | (0.0) | 0.0 |
| Total | 19,470 | 19,595 | 125 | 0.6 | 218.2 | 218.3 | 0.1 | 0.1 |
| Kyoto-Osaka-Kobe Area | | | | | | | | |
| Commuter Passes | 9,554 | 9,587 | 32 | 0.3 | 58.5 | 58.7 | 0.1 | 0.3 |
| Non-Commuter Passes | 5,042 | 5,115 | 73 | 1.5 | 93.1 | 93.2 | 0.1 | 0.2 |
| Total | 14,596 | 14,703 | 106 | 0.7 | 151.6 | 151.9 | 0.3 | 0.2 |
| Other Lines | | | | | | | | |
| Commuter Passes | 2,308 | 2,300 | (8) | (0.4) | 14.0 | 14.0 | (0.0) | (0.2) |
| Non-Commuter Passes | 2,565 | 2,592 | 27 | 1.1 | 52.5 | 52.3 | (0.1) | (0.4) |
| Total | 4,873 | 4,892 | 18 | 0.4 | 66.6 | 66.3 | (0.2) | (0.3) |
| Total | | | | | | | | |
| Commuter Passes | 12,194 | 12,232 | 38 | 0.3 | 76.7 | 77.0 | 0.2 | 0.4 |
| Non-Commuter Passes | 14,831 | 15,328 | 497 | 3.4 | 306.3 | 313.7 | 7.4 | 2.4 |
| Total | 27,026 | 27,561 | 535 | 2.0 | 383.0 | 390.7 | 7.7 | 2.0 |

## FORECASTS FOR YEAR ENDING MARCH 31, 2008 (NON-CONSOLIDATED BASIS)

| | Year ended March 31, 2007 | Forecast for Year ending March 31, 2008 | Change from the previous year | |
|---|---|---|---|---|
| | Billions of yen | Billions of yen | Billions of yen | % |
| Operating revenues | 865.8 | 877.5 | 11.6 | 1.4 |
| Transportation | 765.8 | 780.0 | 14.1 | 1.8 |
| Other businesses | 99.9 | 97.5 | (2.4) | (2.4) |
| Operating expenses | 756.8 | 768.5 | 11.6 | 1.5 |
| Operating income | 108.9 | 109.0 | 0.0 | 0.0 |
| Non-operating revenues/ expenses | (31.2) | (30.5) | 0.7 | (2.5) |
| Recurring profit | 77.6 | 78.5 | 0.8 | 1.0 |
| Extraordinary profit/ loss | (1.8) | (6.0) | (4.1) | |
| Income before income taxes | 75.7 | 72.5 | (3.2) | (4.3) |
| Net income | 44.6 | 43.0 | (1.6) | (3.8) |

## OTHER DETAILED DATA

1. Performance

(People, Billions of yen, %)

| | Six months ended September 30 | | | |
|---|---|---|---|---|
| | 2006 | | 2007 | |
| | Consolidated Basis | Non-Consolidated Basis | Consolidated Basis | Non-Consolidated Basis |
| Employees at the end of period | 43,945 | 26,038 | 44,328 | 25,856 |
| [Includes staff seconded to other companies] | | [29,667] | | [29,171] |
| Retirement payment costs | ¥30.8 | ¥28.6 | ¥30.3 | ¥28.1 |
| Number of employees entitled to retirement payment | 1,486 | 849 | 1,027 | 520 |
| Energy costs | | ¥17.4 | | ¥16.9 |
| Maintenance costs | | ¥60.5 | | ¥62.3 |
| Miscellaneous costs | | ¥70.4 | | ¥71.9 |
| Depreciation and amortization | ¥54.5 | ¥45.2 | ¥60.8 | ¥50.8 |
| Financial expenses, net: | ¥(18.8) | ¥(17.7) | ¥(17.6) | ¥(17.1) |
| Interest and dividend income | ¥0.2 | ¥0.5 | ¥0.2 | ¥0.6 |
| Interest expenses | ¥(19.1) | ¥(18.3) | ¥(17.9) | ¥(17.8) |
| Long-term debt and payables | ¥998.8 | ¥960.9 | ¥968.5 | ¥945.3 |
| Average interest rates | 3.65% | 3.68% | 3.60% | 3.61% |

Notes: 1. Figures less than ¥1 billion have been omitted.

2. The number of employees on a consolidated and non-consolidated basis refers to regular staff only.

2. Forecasts

(Billions of yen, %)

| | Year ended March 31, 2007 | | Year ending March 31, 2008 | |
|---|---|---|---|---|
| | Consolidated Basis | Non-Consolidated Basis | Consolidated Basis | Non-Consolidated Basis |
| ROA | 5.7% | | 5.6% | |
| ROE | 9.7% | | 9.0% | |
| Operating revenue | ¥1,262.9 | ¥865.8 | ¥1,289.0 | ¥877.5 |
| Transportation revenue | | ¥765.8 | | ¥780.0 |
| Capital expenditures (Own funds) | ¥144.9 | ¥117.2 | ¥190.0 | ¥160.0 |
| Long-term debt and payables | ¥986.7 | ¥951.0 | ¥967.0 | ¥945.0 |



END